SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

REEBOK INTERNATIONAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Debentures due May 1, 2024

(Title of Class of Securities)

758110 AF 7

(CUSIP Number of Class of Securities)

David A. Pace

Senior Vice President and General Counsel

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

Telephone: (781) 401-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Keith F. Higgins, Esq.

Julie H. Jones, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$350,000,000	$ 44,345

*	Estimated solely for purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the exchange of up to $350,000,000 of Series B 2% Convertible Debentures due May 1, 2024 (the “New Securities”) of Reebok International Ltd. (the “Company”), for all outstanding 2% Convertible Debentures due May 1, 2024 (the “Old Securities”) of the Company.
**	In accordance with Exchange Act Rule 0-11, the filing fee was determined by multiplying the transaction value of $350,000,000 by 0.00012670.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$44,345	Filing Party:	Reebok International Ltd.

Form or Registration No.:	S-4 (333-119974)	Date Filed:	October 26, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by Reebok International Ltd., a Massachusetts corporation (the “Company”), to exchange $1,000 principal amount of its Series B 2% Convertible Debentures due May 1, 2024 (the “New Securities”) for each $1,000 principal amount validly tendered and accepted of its 2% Convertible Debentures due May 1, 2024 (the “Old Securities”), upon the terms and subject to the conditions set forth in the prospectus (as amended and supplemented from time to time, the “Prospectus”) and the related letter of transmittal (the “Letter of Transmittal”), which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-119974), dated the date hereof (the “Registration Statement”) and are incorporated herein by reference.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 2. SUBJECT COMPANY INFORMATION.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in partial answer to Item 2 of this Issuer Tender Offer Statement on Schedule TO. The Old Securities are traded on the PORTAL market. Set forth below are the high and low sales prices as a percentage of principal amount for the Old Securities for each quarterly period for the fiscal quarters ended on December 31, 2004 (through October 25, 2004), September 30, 2004 and June 30, 2004, in each case, as reported on Bloomberg. The Old Securities were issued on April 30, 2004. As of October 25, 2004, $350,000,000 aggregate principal amount of the Old Securities were outstanding.

	High	Low
Year Ending December 31, 2004
4th Quarter (through October 25, 2004)	101.814%	99.628%
3rd Quarter	101.161	95.583
2nd Quarter	101.446	96.625

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO. The Company is the filing person.

ITEM 4. TERMS OF THE TRANSACTION.

The information under the headings “Summary — Principal Differences Between the Old Securities and the New Securities,” “The Exchange Offer,” “Description of the New Securities” and “Material United States Federal Income Tax Considerations” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO. No Old Securities are to be purchased from any officer, director or affiliate of the Company.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Not Applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information under the subheadings “Summary — The Exchange Offer — Purpose of the Exchange Offer” and “Summary — The Exchange Offer — Use of Proceeds” in the Prospectus is incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The consideration for the Old Securities to be purchased by the Company is the issuance of $1,000 principal amount of New Securities for each $1,000 principal amount of Old Securities. The total consideration required to purchase all of the outstanding Old Securities is $350,000,000 principal amount of New Securities.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information under the subheading “The Exchange Offer — Other Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a)(1) The information on pages 50 through 74 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

(a)(2) The information on pages 2 through 11 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

(a)(3) The information in the Prospectus under the heading “Ratios of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

(a)(4) At September 30, 2004, our book value per share was $18.39.

ITEM 11. ADDITIONAL INFORMATION.

None.

ITEM 12. EXHIBITS.

See Exhibit Index immediately following the signature page.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REEBOK INTERNATIONAL LTD.

	By:	/s/ Thomas Chagnon
	Name:	Thomas Chagnon
	Title:	Vice President and Treasurer

Dated: October 26, 2004

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated October 26, 2004 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)	None.

(b)	None.

(d)	None.

(g)	None.

(h)	None.